Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our Restated Certificate of Incorporation, as amended (“Certificate of Incorporation”), relating to the rights of holders of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our Certificate of Incorporation and By-Laws, as amended (“By-Laws”), which are included as exhibits to our Annual Report on Form 10-K, and to the applicable provisions of Delaware law. Our authorized capital stock consists of 400,000,000 shares of Class A common stock, $0.10 par value, 90,000,000 shares of Class B common stock, $0.10 par value, 100,000,000 shares of participating preferred stock, $0.10 par value, and 500,000 shares of preferred stock, $10.00 par value. As of December 31, 2019, 278,120,159 shares of our Class A common stock and 37,738,354 shares of our Class B common stock were outstanding. We had no outstanding participating preferred stock or preferred stock. Our Class A common stock is listed on the New York Stock Exchange under the symbol “LEN” and our Class B common stock is listed on the New York Stock Exchange under the symbol “LEN.B”.

Description of Common Stock

We have two classes of common stock: Class A common stock and Class B common stock. The two classes are identical in every respect, except as to voting rights and, to a limited extent, in connection with distributions by us of our stock other than preferred stock.

Rights Relating to Dividends and Distributions

Subject to preferences that may apply to any shares of preferred stock and participating preferred stock that are outstanding at the time, the holders of shares of Class A common stock and Class B common stock are entitled to share equally, on a per share basis, in any dividends or distributions that our Board of Directors may declare. Each dividend or distribution will be payable to the holders of our Class A common stock and Class B common stock without regard to class, except that in the case of dividends or distributions payable in our stock other than preferred stock, our Board of Directors may determine that the holders of Class A common stock will receive additional shares of Class A common stock, and the holders of Class B common stock will receive additional shares of Class B common stock.

Voting Rights

Each share of Class A common stock entitles the holder to one vote on each matter, and each share of Class B common stock entitles the holder to ten votes on each matter submitted to the vote of the common stockholders. With respect to matters on which stockholders are entitled to vote, holders of shares of Class A common stock and Class B common stock vote together as a single class; provided, however, that amendments to provisions of our Certificate of Incorporation relating to the Class A common stock or the Class B common stock require the approval of a majority of the shares of Class A common stock which are voted with regard to them, as well as approval of a majority in voting power of all the outstanding Class A common stock and Class B common stock combined. Also, under the Delaware General Corporation Law (“DGCL”), certain matters affecting the rights of holders of only Class A or Class B common stock may require approval of the holders of the Class A or Class B common stock voting as a separate class. The holders of our common stock do not have cumulative voting rights.

Liquidation Rights

We currently have no outstanding preferred stock or participating preferred stock. While that continues to be the case, if we are liquidated, the holders of our Class A and Class B common stock will be entitled to share equally on a per share basis, without regard to class, in the assets available for distribution after we have satisfied our debts and liabilities.

If we are liquidated at a time when there are outstanding shares of preferred stock, but not of participating preferred stock, the holders of our Class A and Class B common stock will be entitled to share equally on a per share basis, without regard to class, in the assets available for distribution after we have satisfied our debts and liabilities and made any distributions we are required to make with regard to the preferred stock.

If we are liquidated at a time when there are outstanding shares of participating preferred stock, the right of holders of Class A and Class B common stock to receive liquidating dividends will be limited as described under “Description of Participating Preferred Stock.”

Termination of Class Rights and Powers

If at any time (i) the number of outstanding shares of our Class B common stock is less than 10% of the number of outstanding shares of Class A common stock and Class B common stock taken together, or (ii) the holders of a majority of the outstanding shares of Class B common stock vote to cause all the Class B common stock to be converted into Class A common stock, the Class B common stock will automatically be converted into, and become for all purposes, shares of Class A common stock, and we will no longer be authorized to issue Class B common stock.

Other Rights or Restrictions

Under our Certificate of Incorporation and By-Laws as they currently exist, our common stock is not subject to provisions relating to conversion, sinking funds, redemption, preemption rights, liability to further calls or to assessment, restrictions on alienability or discrimination against any existing or prospective holder as a result of that holder’s owning a substantial amount of our securities. However, our Board of Directors could, without vote of our stockholders, amend our By-Laws or take other action at any time, subject to limitations imposed by Delaware law, to create restrictions on who could own our common stock or that would discriminate against existing or prospective stockholders who own or propose to acquire more than specified percentages of our outstanding common stock.

Description of Preferred Stock

We may issue preferred stock in series with any rights and preferences that may be authorized by our Board of Directors. These rights and preferences might include some or all of:

•	Preferential rights to dividends, which might be fixed or participating, and might or might not be cumulative;

•	Special voting rights, including rights to elect directors without the vote of other classes of stock;

•	Rights to convert the preferred stock into shares of common stock or other securities;

•	Rights to require us to redeem shares or provisions giving us the right to redeem shares;

•	Rights to benefit from sinking funds;

•	Preferential rights to distributions on liquidation;

•	Preemptive rights;

•	Other special rights or preferences.
Description of Participating Preferred Stock

If we issue participating preferred stock, it will be identical with the Class A common stock in every way, except that (a) no cash dividends may be paid with regard to the Class A and Class B common stock in a calendar year until the holders of the participating preferred stock have received a total of $.0125 per share, then no cash dividends may be paid in that year with regard to the participating preferred stock until the holders of the Class A and Class B common stock have received dividends totaling $.0125 per share, and then any additional dividends in the year will be paid on an equal per share basis to the holders of the participating preferred stock and of the Class A and Class B common stock, (b) if we are liquidated, none of our assets may be distributed to the holders of the Class A and Class B common stock until the holders of the participating preferred stock have received distributions totaling $10 per share, then no assets may be distributed to the holders of the participating preferred stock until the holders of the Class A and Class B common stock have received distributions totaling $10 per share, and then any further liquidating distributions will be made on an equal per share basis to the holders of the participating preferred stock and of the Class A and Class B common stock, and (c) holders of participating preferred stock will vote separately on any proposed corporate actions which would change the participating preferred stock or would cause the holders of the participating preferred stock to receive per share consideration in a merger or similar transaction which is different from the per share consideration received by the holders of the Class A and Class B common stock.

Anti-Takeover Effects of our Certificate of Incorporation and By-Laws

Our Certificate of Incorporation and By-Laws have provisions that could have the effect of making it more difficult for somebody who wanted to take control of us to do so. They include:

Multi-Voting Stock. Holders of Class B common stock have substantial voting power because they have the ability to cast ten votes per share.

Advance Notice Requirements. A requirement that stockholders give advance notice of their intention to nominate candidates for election as directors or to bring other business before a meeting of stockholders.

Limit on Stockholder Ability to Nominate Candidates for Election as Directors. In order to be able to nominate a candidate for election or re-election to our Board of Directors, a person must own and have owned for at least one year of record and beneficially at least $2,000 in market value or 1% of our outstanding common stock of both classes combined.

Limit on Stockholder Ability to Request Record Date for Action by Stockholder Consent. In order to be able to request that our Board of Directors fix a record date for the taking of action by written consent, a person must own and have owned for at least one year of record and beneficially at least $2,000 in market value or 1% of our outstanding common stock of both classes combined.

Requirement for Calling of Special Meetings of Stockholders. Special meetings of our stockholders may be called by stockholders only upon the written request of the holders of at least a majority of all the outstanding shares of any class entitled to vote on the action proposed to be taken.

Undesignated Preferred Stock. Our Board of Directors is authorized to cause us to issue, without a stockholder vote, preferred stock, which could entitle holders to voting or other rights or preferences that could impede the success of any attempt to acquire us.

Board Authority to Amend By-Laws. Our Board of Directors has the authority to adopt, amend or repeal our By-Laws without the approval of our stockholders.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, which, subject to limited exceptions, prohibits a publicly-held Delaware corporation from engaging in a business combination with an entity controlled by a person who, together with the person’s affiliates and associates, acquires without the prior approval of the corporation’s board of directors more than 15%, but less than 85%, of the corporation’s voting securities (excluding for purposes of calculating the 85% shares owned by officers, directors or certain employee stock plans) until three years after the person, together with the person’s affiliates and associates, became the owner of more than 15% of the corporation’s voting securities, unless the business combination is approved by the affirmative vote of holders of more than 66 2/3% of the outstanding voting stock that is not owned by the person who acquired more than 15% of the corporation’s voting securities or that person’s affiliates or associates.